Ex-99.h.1.i

SCHEDULE A

VOYAGEUR MUTUAL FUNDS III

SHAREHOLDER SERVICES AGREEMENT

APPLICABLE SERIES

EFFECTIVE AS OF AUGUST 31, 2006

Delaware Large Cap Core Fund
Delaware Select Growth Fund

AGREED AND ACCEPTED:

DELAWARE SERVICE COMPANY, INC.		VOYAGEUR MUTUAL FUNDS III
for its series set forth in this Schedule A

By:	/s/ Douglas L. Anderson	By:	/s/ Patrick P. Coyne
Name:	Douglas L. Anderson	Name:	Patrick P. Coyne
Title:	Senior Vice President/Operations	Title:	President/Chief Executive Officer